
MUSIC FEST
joule

Emailing you from the heart of Treefort Music Fest. Joule Case is on site, replacing dirty and loud gas generators, making this our most extensive installation of clean, quiet Joule Case battery systems to date.

Despite navigating COVID-19, we have several large strategic partners that are committed to replacing generators with our battery systems and are primed to take our green energy revolution to the next level. Last month it was a PGA golf tournament, this week it is Treefort, and next month we are at EDC Las Vegas.

And, just as exciting... our Joule Case campaign on Wefunder will soon be going public.

Right now, the link I'm sharing with you is exclusive to friends and family. For this group and any commitments we receive before the Public Launch, investors will receive a discounted valuation.

So if you're interested in investing, now's the time…

Thanks again for all your support.

James Wagoner

CEO

Joule Case

Joule Case, 1564 S Atlantic St, Seattle, WA 98144, 888-200-5414

joule

Dear Investor,

I am super excited to give all of you a couple of quick updates on your Joule Case investment and also ask a couple of things from you.

Sign the Stock Purchase Agreement

Per the conference calls that I held in August, our attorneys at Carney Badley Spellman, will be sending out the Stock Purchase Agreement and supporting documents to convert your Convertible Note to Equity in the company. This will be sent via DocuSign and will need to be signed by you.

Follow Joule Case on Instagram as we take over Treefort

We are powering Treefort music festival. Lots of updates will be shared on Linkedin, Facebook, and Instagram. Please like and follow to see what we do next.

Participate on WeFunder Campaign

Additionally, I am excited to announce our crowdfunding campaign on WeFunder has launched for Friends and Family. There is an early bird discount and private page for the next 9 days (maybe more). Add comments to the campaign page.

In summary, please complete the following:

1. Sign the DocuSign from Carney. Super important.
2. Follow and like us on all social media
3. Follow and invest in the WeFunder campaign. (Literally any amount)
4. **Add a comment/question to WeFunder.** The most important part of your investment on WeFunder is if you add comments.

We need a base of 30-50 comments to property publicly launch. Your comments and support here would be greatly appreciated.

As always, thank you for your continued support of Joule Case.

Sincerely,

James Wagoner

Joule Case, 1564 S Atlantic St, Seattle, WA 98144, 888-200-5414

Gmail

James Wagoner <james.wagoner3@gmail.com>

My company is going public - Can I ask a favor?

James <james.wagoner3@gmail.com> Tue, Sep 21, 2021 at 7:03 AM
Bcc: "Sean Wagoner >" <sean.wgnr@gmail.com>, Deborah Wagoner <wigg@cableone.net>, Dad <wigwags@cableone.net>, Sarah Lepley <sarahlepley@gmail.com>, Mica Koefod <mkoefod@gmail.com>, Matt Tookey <mptookey@gmail.com>, Patrick Conrick <pconrick@gmail.com>, Sarah Tompkins <sct209@gmail.com>, Rick Ritter <rick@newventureslab.com>, bensonparker647@gmail.com, "Timothy S. Marshall" <timothysmarshall@gmail.com>, James@hallavastreetfood.com, "jaygchang@gmail.com" <jaygchang@gmail.com>, John Lau Chau <johnchau04@gmail.com>, Lawrence <yehsanity@gmail.com>, Peggy.Gibbs@bizsmartglobal.com, dr.mike@bizsmartglobal.com, Britt Redick <brittr49@gmail.com>, Rob Sanders <robsand@pga.com>, Jon Zwainz <zwai4023@gmail.com>, brandonjones <brandonjones@alumni.uidaho.edu>, Chase <cerkins1@gmail.com>, "Mencke, Charles H" <Charles.H.Mencke@boeing.com>, Charlie Johns <C87650@aol.com>, Charlie Lewis <lewistalli@gmail.com>, Charles M Ihler <charles.m.ihler@jci.com>, Leif Elgethun <leif@retrolux.com>, Amber Bieg <amber@warmspringsconsulting.com>, Deb Hiller LaSalle <deb@warmspringsconsulting.com>, Dale Baskin <dale@dalebaskin.com>, mona@monawest.com, Luke Betts <lucaswbetts@gmail.com>, Ben Swenson <swensonben@outlook.com>, Craig Schoenberg <craig.schoenberg@gmail.com>, John Ritchie <ritc0948@gmail.com>, Leo Novsky <leo@speakwithpower.net>, Forest Stewart <eyzur79@gmail.com>, Radfield Justice <radfield@att.net>, Jon Lischalk <1965jwl@gmail.com>, Dan Chhan <dan.chhan@gmail.com>, Jason Schmitt <jasonrschmitt@gmail.com>, Jason Schmitt <jasonrschmitt@outlook.com>, Brad Schmitt <boise101@outlook.com>, Brad Baumgar <bradleyjbaumgartner@gmail.com>, Jarir Mallah <jmallah@gmail.com>, Bradley Schmitt <brad.schmitt@outlook.com>, Baller Jim Barry <jim@point-of-rental.com>, jim <barr1131@vandals.uidaho.edu>, Jim Gorrell <jgorrell@kemcosystems.com>, Geoff Ortolan <OrtolanG@cintas.com>, Geoffrey Walters <geoffreys.walters@gmail.com>, Flint McDougal <tobyrood@msn.com>, Tobias Deckard <deckardt@cintas.com>, Chancelor Perez <felix1300@gmail.com>, Ross Chancellor <ChancellorG@cintas.com>, ken@iguardfire.com, cy@headset.io, Matias Troccoli <matias@gybe.inc>, Patrick Phelps <info@whygrene.com>, Dustin@deltabusinessadvisory.com, andrewmpiron@gmail.com, jbonocore@bonocore.com, "rsander17@gmail.com" <rsander17@gmail.com>, Tiessa Springmann <Tspringm@lifebridgehealth.org>, pegmdfl@aol.com, Chris Koehn <ckoehn@onvia.com>, Matt Tenold <mtenold@gmail.com>, Eric Aker <aker.boscko@gmail.com>, Alessandra Careon <alessandra.rc@gmail.com>, Alex Calinsky <cali9246@alumni.uidaho.edu>, Darren Berg <truthordarren@gmail.com>, Nancy Cherng <nancycherng@gmail.com>, Andrea Lai <andrea.lai65@gmail.com>, Andrew Clark <mrandrewsclark@gmail.com>, Andrew Stroman <andrew.stroman@gmail.com>, Andrew Tookey <andrew.tookey@gmail.com>, Andrew Simon <andrew25simon@gmail.com>, Michael Silva <silva.e.michael@gmail.com>, Michael Calcagno <m@calcagnomedia.com>, Brandon Jones <brandonjones@vandals.uidaho.edu>, Cheryl Adams <cheryla@joulecase.com>, Dave DeMuro <dave.demuro@comcast.net>, Pete Anewalt <petea@joulecase.com>, Alex Livingston <alexl@joulecase.com>, Matt Harvey <harv3606@gmail.com>, Tony Johnson <tojo06@gmail.com>, Colby Austin <colb.austin@gmail.com>, S Ramirez <shaunrmrz742@gmail.com>, buyhay@gmail.com

Friends and Family,
As most of you know, I have been very passionate about batteries and clean power for a while now. I have started two different clean tech battery companies and quit my job in 2016 and commited full time to my latest battery startup - Joule Case.

Joule Case is now building and selling the 5th iteration of product to customers. We have been granted 3 patents by the USPTO (several others internationally). Finally, we are replacing large generators at music festivals and events such as the PGA tournament.

We are very excited to open up our company for anyone to invest in! We are launching a crowdfunding campaign and I invite you to join.

Check out our campaign here: https://wefunder.com/joule.case

Okay, but what is Wefunder..?

Wefunder enables founders like me to democratize investing. Instead of giving company equity away to angel investors, I can give it to you—the people who have followed and supported Joule Case from day 1.

Early Bird Friends and Family Investment Discount

We are just launching this today with an early friends and family discount that I want to share with you.

I ask that you check out our crowdfunding campaign and consider investing if you are interested. Investments can be as small as $250.

Of course, no obligation to invest anything at all. I count you as a friend and I want to share this exciting public campaign with you.

Thank you for all the support over the years. I hope to see you soon. Love you all.

--
James Wagoner
720-924-6699

Gmail

James Wagoner <james.wagoner3@gmail.com>

Joule Case Early Bird/Friends and Family Discount Ending

James <james.wagoner3@gmail.com> Wed, Oct 20, 2021 at 1:06 PM
Bcc: "Sean Wagoner >" <sean.wgnr@gmail.com>, Deborah Wagoner <wigg@cableone.net>, Dad <wigwags@cableone.net>, Sarah Lepley <sarahlepley@gmail.com>, Mica Koefod <mkoefod@gmail.com>, Matt Tookey <mptookey@gmail.com>, Patrick Conrick <pconrick@gmail.com>, Sarah Tompkins <sct209@gmail.com>, Rick Ritter <rick@newventureslab.com>, bensonparker647@gmail.com, "Timothy S. Marshall" <timothysmarshall@gmail.com>, James@hallavastreetfood.com, "jaygchang@gmail.com" <jaygchang@gmail.com>, John Lau Chau <johnchau04@gmail.com>, Lawrence <yehsanity@gmail.com>, Peggy Gibbs <Peggy.Gibbs@bizsmartglobal.com>, Mike Gibbs <dr.mike@bizsmartglobal.com>, Britt Redick <brittr49@gmail.com>, Rob Sanders <robsand@pga.com>, Jon Zwainz <zwai4023@gmail.com>, brandonjones <brandonjones@alumni.uidaho.edu>, Chase <cerkins1@gmail.com>, "Mencke, Charles H" <Charles.H.Mencke@boeing.com>, Charlie Johns <C87650@aol.com>, Charlie Lewis <lewistalli@gmail.com>, Charles M Ihler <charles.m.ihler@jci.com>, Leif Elgethun <leif@retrolux.com>, Amber Bieg <amber@warmspringsconsulting.com>, Deb Hiller LaSalle <deb@warmspringsconsulting.com>, Dale Baskin <dale@dalebaskin.com>, mona@monawest.com, Luke Betts <lucaswbetts@gmail.com>, Ben Swenson <swensonben@outlook.com>, Craig Schoenberg <craig.schoenberg@gmail.com>, John Ritchie <ritc0948@gmail.com>, Leo Novsky <leo@speakwithpower.net>, Forest Stewart <eyzur79@gmail.com>, Radfield Justice <radfield@att.net>, Jon Lischalk <1965jwl@gmail.com>, Dan Chhan <dan.chhan@gmail.com>, Jason Schmitt <jasonrschmitt@gmail.com>, Jason Schmitt <jasonrschmitt@outlook.com>, Brad Schmitt <boise101@outlook.com>, Brad Baumgar <bradleyjbaumgartner@gmail.com>, Jarir Mallah <jmallah@gmail.com>, Bradley Schmitt <brad.schmitt@outlook.com>, Baller Jim Barry <jim@point-of-rental.com>, jim <barr1131@vandals.uidaho.edu>, Jim Gorrell <jgorrell@kemcosystems.com>, Geoff Ortolan <OrtolanG@cintas.com>, Geoffrey Walters <geoffreys.walters@gmail.com>, Flint McDougal <tobyrood@msn.com>, Tobias Deckard <deckardt@cintas.com>, Chancelor Perez <felix1300@gmail.com>, Ross Chancellor <ChancellorG@cintas.com>, ken@iguardfire.com, Cy Scott <cy@headset.io>, Matias Troccoli <matias@gybe.inc>, Patrick Phelps <info@whygiene.com>, Dustin Wenger <Dustin@deltabusinessadvisory.com>, andrewmpiron@gmail.com, Joseph Borocore <jborocore@borocore.com>, "rsander17@gmail.com" <rsander17@gmail.com>, Chris Koehn <ckoehn@onvia.com>, Matt Terold <mterold@gmail.com>, Eric Aker <aker.boscko@gmail.com>, Alessandra Carreon <alessandra.r.c@gmail.com>, Alex Calinsky <cali9246@alumni.uidaho.edu>, Darren Berg <truthordarren@gmail.com>, Nancy Cherng <nancycherng@gmail.com>, Andrea Lai <andrea.lai65@gmail.com>, Andrew Clark <mandrewsclark@gmail.com>, Andrew Stroman <andrew.stroman@gmail.com>, Andrew Tookey <andrew.tookey@gmail.com>, Andrew Simon <andrew25simon@gmail.com>, Michael Silva <silva.e.michael@gmail.com>, Michael Calcagno <m@calcagnomedia.com>, Brandon Jones <brandonjones@vandals.uidaho.edu>, Cheryl Adams <cheryla@joulecase.com>, Dave DeMuro <dave.demuro@comcast.net>, Pete Anewalt <petea@joulecase.com>, Alex Livingston <alexl@joulecase.com>, Matt Harvey <harv3606@gmail.com>, Tony Johnson <tojo08@gmail.com>, Colby Austin <colb.austin@gmail.com>, S Ramirez <shaunrmz742@gmail.com>, buyhay@gmail.com, jesseb@joulecase.com

Friends and Family,
Thank you again for all the support and love! I am humbled and excited to see the response from the private/quiet launch.

The Joule Case investor early bird campaign has been a tremendous success and will be ending shortly. https://wefunder.com/joule.case

I wanted to reach out to let you know that there's still time to invest in Joule Case with our early-bird terms—exclusive to supporters and angel investors — before our campaign opens up to the public.

Joule Case's game-changing power solutions have a wide variety of applicable uses across settings: camping, food trucks, disaster preparedness, and more. We're particularly well-positioned to take advantage of two intersecting markets experiencing rapid growth: 1.) the $30B lithium ion battery market expected to grow 4x in the next decade, and 2.) event power, a market with 25% CAGR. (See: the $100M LOI Insomniac Events just signed with us.)

With our elegant solution that makes energy generation and storage clean, quiet, and affordable, it's no wonder we're poised for explosive growth.

I truly believe we're creating a once-in-a-lifetime investment opportunity, and I hope you agree.

--
James Wagoner
720-924-6699

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